Mail Stop 4720

August 5, 2009

By US Mail and facsimile to (708) 865-7235

Roberto R. Herencia
President and Chief Executive Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160

> **Re: Midwest Banc Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Form 10-Q for Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-13735**

Dear Mr. Herencia:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008
Management's Discussion and Analysis
Critical Accounting Policies and Estimates, page 47

1.   In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following in your future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;
- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Provide us with your proposed future disclosure.

<u>Analysis of Allowance for Loan Losses, page 67</u>

2. We note your disclosure regarding the increase in non-performing loans. Given the significant increase during 2008 (approximately $23 million) and the quarter ended March 31, 2009 (approximately $19 million), please tell us and revise your future filings to provide the following additional information regarding these loans:

- A tabular presentation of non-performing loans by loan category;
- Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and
- If a few large credit relationships make up the majority of your non-accrual loans, discuss those relationships in detail, including:
  - o General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)
  - o The type of collateral securing the loan;
  - o The amount of total credit exposure outstanding;
  - o The amount of the allowance allocated to the credit relationship; and
  - o Provide additional information supporting the allowance for loan loss for each credit.

Provide us with this information as of December 31, 2008, March 31, 2009 and June 30, 2009.

Item 13. Certain Relationships and Related Transactions…, page 84

3.   Please provide the information required by Item 404(b) of Regulation S-K regarding the review, approval or ratification of transactions with related persons.

Note 9 – Goodwill and Core Deposit Intangibles, page F-23

4.   We note your disclosures regarding the $80 million goodwill impairment charge recorded during the year ended December 31, 2008. Please provide us with additional details regarding the impairment test performed and update us on any additional testing performed during the first and second quarters of 2009. Please address the following:

- Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
- Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value;
- Your disclosure indicates that the various valuation techniques were weighted to arrive at the estimated fair value. Please tell us specifically how this was done for each reporting unit. Also, if significant changes (greater than 10%) resulted between the methodologies used for each reporting unit, discuss any procedures performed to evaluate why the methodologies resulted in significant variances in fair value;
- Identify specifically which reporting units, if any, required the second step of impairment testing. Tell us the results of such testing, and include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;
- For those reporting units that required second step testing (as noted above), tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained; and
- Tell us whether management performed any "reasonableness" test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

Note 15 – Preferred Stock and Warrant, page F-27

5.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuances of preferred stock and warrants to the U.S. Treasury:

- How you determined the fair value of the preferred stock and the common stock warrants;
- The market rate (discount rate) used when deriving the fair value of the preferred stock;
- The methodology and assumptions used to calculate the fair value of the common stock warrants; and
- The method used to amortize the discount on the preferred stock.

Form 10-Q for Period Ended March 31, 2009
Item 4 — Controls and Procedures, page 45

6.	You disclose that your "disclosure controls and procedures were effective as of March 31, 2009 to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms." Rule 13a-15(e) under the Exchange Act requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and are also designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of March 31, 2009 and confirm that you will conform your disclosure in future filings.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief